April 22, 2016

Via Edgar

Justin Dobbie,

      Division of Corporation Finance,

            Securities and Exchange Commission,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

                Re:   Capital Product Partners L.P.

                          Registration Statement on Form F-3

                         File No. 333-210394

Dear Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capital Product Partners L.P. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 5:00 p.m. Eastern Standard Time, on April 25, 2016, or as soon thereafter as practicable.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*****

Sincerely,

Capital Product Partners, L.P.

By: Capital GP L.L.C., its

general partner

/s/ Jerry Kalogiratos

Name: Jerry Kalogiratos

Title: Chief Executive

Officer and Chief Financial

Officer of Capital GP L.L.C.